10028168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MVP Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 John Street #223
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Perlstein, Member (212) 962-2100
(Area Code - Telephone No.)

SEC Mail Processing Section

MAR 01 2010

Washington, DC

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240 17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven R. Perlstein, Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MVP Financial, LLC. (Company), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NELLIE L. LEWIS
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01LE6080109
My Commission Expires Sept. 9, 2010

Steven R. Perlstein, Member

Sworn and subscribed to before me this 24th day of February, 2010.

This report contains (check all applicable boxes):

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 – 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 – 10

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
MVP Financial, LLC

We have audited the accompanying balance sheet of MVP Financial, LLC, as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MVP Financial, LLC at December 31, 2009, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2010

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

MVP FINANCIAL, LLC
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Cash	$	65,328
Clearing deposit		49,309
Commissions receivables		17,059
Prepaid expenses		2,110
Total Assets	$	133,806

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	15,016
Subordinated loan payable		50,000
Total Liabilities		65,016
Contingencies		-
Member's equity		68,790
Total Liabilities and Member's Equity	$	133,806

See Independent Accountants' Report and Accompanying Notes

MVP FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Fee income	$ 101,404
Interest and dividends	1,591
(Loss) on securities	(1,030)
Total Revenues	101,965
Costs and Expenses:	
Commissions	47,605
Occupancy	23,211
Promotional	21,652
Guaranteed payments	17,000
Professional fees	13,081
Travel and entertainment	12,706
Office expense	6,843
Communications	6,636
Clearing cost	5,000
Interest expense	2,500
Cable/internet expenses	2,306
Regulatory fees and expenses	2,152
Utilities	1,712
Total Costs and Expenses	162,404
Net (Loss)	$ (60,439)

See Independent Accountants' Report and Accompanying Notes

MVP FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net (Loss)	$ (60,439)
Adjustment to reconcile net loss to net cash provided by operating activities:	
(Increase) in commissions receivables	(11,408)
Decrease in clearing deposit	1,720
(Increase) in prepaid expenses	(2,110)
Increase in accounts payable	14,162
Net Cash (Used) By Operating Activities	(58,075)
Cash Flows From Investing Activities:	-
Cash Flows From Financing Activities:	
Subordinated loan payable	50,000
Net Cash Provided By Financing Activities:	50,000
Net (Decrease) In Cash	(8,075)
Cash at beginning of the year	73,403
Cash at end of the year	$ 65,328

See Independent Accountants' Report and Accompanying Notes

MVP FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Total Member's Equity
Balance, January 1, 2009	$ 129,229
Net (Loss)	(60,439)
Balance, December 31, 2009	$ 68,790

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

MVP Financial, LLC (the "Company") was formed on January 15, 2004, in the state of Delaware. The Company is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), National Futures Association (NFA), and the Securities Investor Protection Corporation (SIPC).

The Company clears all of its securities transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

The Company also earns commissions from future and commodities transactions.

Pursuant to an agreement between the Company and Penson Financial Services, Inc. (PFSI), securities transactions of the Company are cleared through PFSI, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by PFSI.

2. SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES

The Company is a limited liability Company taxed as a partnership and the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL

The Company is a member of the FINRA and NFA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and $100,000, respectively and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2009 the Company had net capital of $128,556. This amount was $123,556 and 28,556, respectively in excess of the FINRA and NFA minimum capital requirement.

4. GUARANTEED PAYMENTS

Guaranteed payments to partners are designed to represent reasonable compensation for services rendered and are accounted for as partnership expenses rather than as an allocation of partnership net income.

5. OCCUPANCY

Occupancy expense equates to 12 payments to the managing member's relative. The total occupancy expensed for 2009 was $23,211.

MVP FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:	
Total member's equity	$ 68,790
Additions:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	50,000
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(2,110)
Net capital before haircuts on securities positions	116,680
Net Capital	$ 116,680
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable	$ 15,016
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,001
Minimum net capital required	$ 100,000
Excess net capital	$ 16,680
Excess net capital at 1000%	$ 115,178
Percentage of aggregate indebtedness to net capital is	13%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2009 is attributable to the following:

Net capital was reported by Company	$ 128,657
Addition to accrued expenses	(11,876)
Other adjustments	(101)
Net capital per audited report	$ 116,680

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
MVP Financial, LLC

In planning and performing our audit of the financial statements and supplementary information of MVP Financial, LLC (the "Company") for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 22, 2010

MVP Financial, LLC

(SEC I.D. No. 8-67105)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2009

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL